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MAR 01 2018
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48984

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jackson National Life Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7601 Technology Way
(No. and Street)

Denver (City) Colorado (State) 80237 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maura K. Collins (303) 488-4310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1225 Seventeenth St, Ste 800 (Address) Denver (City) Colorado (State) 80202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maura K. Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jackson National Life Distributors LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RITA ROSSI
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20034022464
MY COMMISSION EXPIRES 08/10/2019

Maura K. Collins
Signature

EVP, Chief Financial Officer
Title

Rita Rossi
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACKSON NATIONAL LIFE DISTRIBUTORS LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Financial Condition

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

JACKSON NATIONAL LIFE DISTRIBUTORS LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Table of Contents

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3–6

Report of Independent Registered Public Accounting Firm

The Board of Managers and Member
Jackson National Life Distributors LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Jackson National Life Distributors LLC (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/KPMG LLP

We have served as the Company's auditor since 1999.

Denver, Colorado
February 27, 2018

JACKSON NATIONAL LIFE DISTRIBUTORS LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Financial Condition

December 31, 2017

Assets		
Cash and cash equivalents	$	14,617,092
Fees receivable from affiliate		11,581,904
Total assets	$	26,198,996
Liabilities and Member's Equity		
Liabilities:		
Payable to affiliate	$	11,364,035
Total liabilities		11,364,035
Member's equity:		
Total member's equity		14,834,961
Total liabilities and member's equity	$	26,198,996

See accompanying notes to statement of financial condition.

(1) Organization and Significant Accounting Policies

(a) Organization

Jackson National Life Distributors LLC (the Company), a registered broker dealer under the Securities Exchange Act of 1934, serves as the principal distributor and sales and marketing organization for the Jackson National Life Insurance Company (Jackson) insurance and annuity products. The Company is a wholly owned subsidiary of Jackson, which in turn, is an indirect wholly owned subsidiary of Prudential plc. Jackson is the sole member of the Company and is entitled to elect and remove the managers of the Company and is also entitled to 100% of the net profits or losses of the Company. Jackson has no liability for any debt, obligation, or liability of the Company, except to the extent expressly assumed.

(b) Basis of Presentation

The accompanying statement of financial condition has been prepared using the accrual method of accounting.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks including money market, demand deposits, commercial paper, and certificates of deposit with original maturities of three months or less at the date of purchase and money market mutual funds.

The Company's cash and cash equivalents are financial instruments that are exposed to concentrations of credit risk. The Company invests its cash with high quality federally insured institutions. Cash balances with any one institution may be in excess of federally insured limits or may be invested in non-federally insured money market accounts.

As of December 31, 2017, cash and cash equivalents consisted of the following:

Cash	$ 444,207
Money market mutual fund	14,172,885
Total	$ 14,617,092

Money market mutual funds are carried at market value based on the reported net asset value.

(d) Income Taxes

Federal and state income taxes on net taxable earnings of a limited liability company are payable by the member in accordance with the Internal Revenue Code. Accordingly, no provision has been made for U.S. federal or state income taxes in the accompanying statement of financial condition.

The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's statement of financial position to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely than-not" threshold would be recorded as a tax benefit or expense in the current year. The Company has concluded that there was no impact related to uncertain tax positions for the year ended December 31, 2017. The Company's conclusions regarding tax positions will be subject to review and may be adjusted at a later date based on factors, including, but not limited to, ongoing analyses of tax laws, regulations, and interpretations thereof. The United States is the major tax jurisdiction for the Company, and the earliest tax year subject to examination is 2012.

(e) Use of Estimates

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America, which requires management of the Company to make estimates and assumptions relating to the reported amount of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Fair Value

ASC 820, *Fair Value Measurement* defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.*
- *Level 3. Unobservable inputs for the asset or liability.*

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2017.

	Level 1	*Level 2*	*Level 3*	*Total*
Money market mutual fund	$14,172,885	–	–	$14,172,885

Transfers of financial instruments among levels are deemed to occur at the end of the reporting period. There were no transfers between Level 1, Level 2 and Level 3 during the year ended December 31, 2017.

(3) Related Party Transactions

The Company has a cost allocation agreement with Jackson whereby the Company assists in making arrangements with broker dealers for the distribution of Jackson insurance and annuity products and in promoting the sale thereof through such broker dealers. Pursuant to the agreement, the Company is required to perform various services, including technical assistance, training, and recruiting of qualified representatives. Under this agreement, certain operating expenses, including but not limited to employee and occupancy costs are allocated between Jackson and the Company, based on applicable criteria as defined in the agreement. Because of this agreement, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. As of December 31, 2017, the Company had a payable to Jackson of $11,364,035, which is included in payable to affiliate in the statement of financial condition.

In conjunction with its services as the principal distributor and sales and marketing organization for the Jackson insurance and annuity products, the Company has entered into Distribution Agreements with the JNL Series Trust, JNL Investors Series Trust, JNL Variable Fund LLC, and Jackson Variable Series Trust (the Trusts), open-end management investment companies registered under the Investment Company Act of 1940, pursuant to Distribution Plans adopted by the Trusts under the Securities and Exchange Commission (SEC) Rule 12b-1. The Company receives and records a monthly fee from the Trusts based upon the average daily net assets attributable to the Class A Shares of select funds in the Trusts. Under these agreements $11,581,904 is a receivable at year end and is included in fees receivable from affiliate in the statement of financial condition.

(4) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. On December 31, 2017, the Company's ratio of aggregate indebtedness to net capital was 3.83 to 1 and net capital was $2,969,599, which was $2,211,996 in excess of the minimum capital required of $757,603.

(5) Legal Matters

The Company is involved in various lawsuits or threatened legal proceedings arising in the normal course of business. In the opinion of management, the ultimate resolution of these matters will not have a material effect on the financial condition of the Company.

(6) Subsequent Events Evaluation

Management has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 27, 2018, the date the statement of financial condition was available to be issued. This evaluation determined that there are no subsequent events that necessitated disclosure and/or adjustments.